UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FIRST QUARTER 2015 RESULTS1;2;3

Santiago, Chile, May 5, 2015 – CCU announced today its consolidated financial results for the first quarter ended March 31st, 2015:

  Consolidated Volumes increased 3.9%. The Wine Operating segment contributed with an increase of 5.6%, the Chile Operating segment increased 4.0% and the Río de la Plata Operating segment showed a 3.4% increase this quarter.
  Net sales increased 14.3% as a consequence of 10.0% higher average prices coupled with 3.9% higher consolidated Volumes.
  Gross profit increased 16.9% as a combination of 14.3% higher Net sales partially offset by 11.1% increase in Cost of sales.
  EBITDA increased 19.8%, driven by Río de la Plata, Chile and Wine Operating segments, with a 103 bps margin expansion.
  Net Income increased 6.7% this quarter.
  Earnings per share increased 6.7% due to a higher Net income.

Key figures	Q1'15	Q1'14	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	6,578	6,330	3.9
Net sales	382,834	334,811	14.3
Gross profit	217,270	185,784	16.9
EBIT	68,164	56,017	21.7
EBITDA	86,645	72,330	19.8
Net income	43,289	40,568	6.7
Earnings per share	117.2	109.8	6.7

1 The consolidated figures of the following release are expressed in nominal Chilean Pesos and according to the rules and instructions of the Chilean Superintendence of Securi ties and Insurance ("SVS"), which are in accordance with IFRS.
2 For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. Figures in tables and exhibits have been rounded off and may not add exactly the total shown.
3 All references in this Press Release shall be deemed to refer to Q1’15 figures compared to Q1’14 figures, unless otherwise stated.

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COMMENTS FROM THE CEO

We are pleased with CCU’s first quarter 2015 overall performance, where Consolidated EBITDA grew 19.8% with 103 bps EBITDA margin expansion. These results are mainly explained by 14.3% Net sales growth, where average prices increased 10.0% as we executed a series of price increases in our key categories coupled with solid 3.9% consolidated volumes growth and market share gains across Chile and Río de la Plata Operating segments. Margin expansion came also from the systematic search, in all the areas of the Company, for efficiencies through the successful execution of our “ExCCelencia CCU” program across all of our operations and the positive effect of some lower raw material prices. All of the above more than compensated a harder macroeconomic scenario which slowed down internal consumption in our geographies and weaker currencies which impacted our margins. The combined total negative effect of weaker currencies at a Consolidated EBITDA level is CLP5,631 million (or 147 bps).

Chile Operating segment EBITDA grew 21.4% with 212 bps EBITDA margin improvement. Average prices raised 6.8% mainly due to price increases performed during Q1’15 and the positive carry-over from last year´s price increases; coupled with 4.0% volume growth, with market share gains; as well as the delivery of efficiencies and some lower raw material prices, allowing us to more than compensate the challenging slowing down economic scenario, with a 13% Chilean peso devaluation and the additional 3% average price adjustments due to higher excise taxes.

The Río de la Plata Operating segment delivered a 47.8% EBITDA growth and 210 bps margin expansion. Net sales increased 25.4% as average prices increased 21.2% in CLP terms and volumes grew 3.4%, with positive volume growth across all geographies and market share gains in different categories. The operation showed good performance through successful new launches and an improving operation aligned to the efficiencies efforts, regardless of the 14% Argentine peso devaluation against the US dollar and higher inflation.

In its 150th anniversary, our Wine Operating segment continued showing positive figures with 13.3% EBITDA growth. Export Sales increased by 3.4% in USD terms, due to a good execution on key strategic markets; while Domestic sales increased 5.1% in CLP terms, mainly due to price increases during the quarter. Additionally, further tailwinds came from higher exchange rate and effective cost reductions, while headwinds were found on a higher cost of wine during the quarter as well as the average 3% price adjustments due to higher excise taxes in Chile last October.

This quarter, the before mentioned “ExCCelencia CCU” program was able to deliver savings in Marketing, Revenue management, Sales and Distribution effectiveness, Logistics, Procurement and Industrial areas. Targeted efficiencies are being accomplished and we look forward to continue executing them.

We regret the natural disaster occurred in the northern regions of Chile during March, where several towns were affected by large floods and mudflows. Engaged with the community, our subsidiary ECUSA donated significant amounts of water and soft drinks to the affected regions. We keep our commitment to support all those affected and the people within them.

As final remarks, we strength our commitment and raise our efforts to reach sustainable operational and commercial excellence through the delivery of efficiencies, the quality of our products, the preference of our brands and our market position. While structuring ourselves in a way that allows us to operate our regional strategy with the highest added value in all of the six geographies in which we participate.

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CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibit 1)

NET SALES

Q1’15

Increased 14.3% to CLP382,834 million as a result of 10.0% higher average prices and 3.9% higher consolidated volumes. All Operating segments contributed to this Net sales growth: Río de la Plata contributed with a 25.4% increase in Net sales, as average prices increased 21.2% and volumes grew 3.4%; Chile with 11.0% growth as average prices increased 6.8% coupled with 4.0% higher volumes; finally, the Wine Operating segment Net sales increased 12.2% as average price and volumes increased 6.2% and 5.6% respectively.

Net sales by segment

	Net sales (million CLP)
	Q1'15	Mix	Q1'14	Mix	Total Change%
1. Chile Operating segment	246,150	64.3%	221,766	66.2%	11.0
2. Río de la Plata Operating segment	96,048	25.1%	76,584	22.9%	25.4
3. Wine Operating segment	40,816	10.7%	36,371	10.9%	12.2
4. Other/Eliminations	(180)	-	91	-	-
TOTAL	382,834	100.0%	334,811	100.0%	14.3

GROSS PROFIT

Q1’15

Increased 16.9% to CLP217,270 million as a result of 14.3% higher Net sales, partially offset by 11.1% higher Cost of sales. Cost of sales, as a percentage of Net sales, decreased from 44.5% to 43.2% due to efficiency gains and lower cost of raw materials, partially offset by the devaluation of our main currencies. As a consequence, Gross profit as a percentage of Net sales increased from 55.5% to 56.8%.

EBIT

Q1’15

Increased 21.7% to CLP68,164 million and the EBIT margin increased 107 bps to 17.8%, mainly explained by 16.9% higher Gross profit, partially offset by 14.2% higher MSD&A. MSD&A as a percentage of Net sales, decreased from 39.4% to 39.3% due to efficiency gains and lower distribution costs, partially offset by the maintenance of marketing expenses. EBIT margin improved from 16.7% to 17.8%.

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EBIT and EBIT margin by Operating segment

	EBIT (million CLP)					EBIT margin
	Q1'15	Mix	Q1'14	Mix	Total Change%	Q1'15	Q1'14	Total Change(bps)
1. Chile Operating segment	50,746	74.4%	40,768	72.8%	24.5	20.6%	18.4%	223
2. Río de la Plata Operating segment	9,960	14.6%	6,526	11.6%	52.6	10.4%	8.5%	185
3. Wine Operating segment	6,075	8.9%	5,328	9.5%	14.0	14.9%	14.7%	23
4. Other/Eliminations	1,382	2.0%	3,395	6.1%	(59.3)	-	-	-
TOTAL	68,164	100.0%	56,017	100.0%	21.7	17.8%	16.7%	107

EBITDA

Q1’15	Increased 19.8% to CLP86,645 million and EBITDA margin increased from 21.6% to 22.6%.

EBITDA and EBITDA margin by Operating segment

	EBITDA (million CLP)					EBITDA margin
	Q1'15	Mix	Q1'14	Mix	Total Change%	Q1'15	Q1'14	Total Change(bps)
1. Chile Operating segment	61,055	70.5%	50,299	69.5%	21.4	24.8%	22.7%	212
2. Río de la Plata Operating segment	13,326	15.4%	9,016	12.5%	47.8	13.9%	11.8%	210
3. Wine Operating segment	7,957	9.2%	7,021	9.7%	13.3	19.5%	19.3%	19
4. Other/Eliminations	4,307	5.0%	5,994	8.3%	(28.1)	-	-	-
TOTAL	86,645	100.0%	72,330	100.0%	19.8	22.6%	21.6%	103

NON-OPERATING RESULT

Q1’15

Increased CLP641 million from a loss of CLP2,509 million to a loss of CLP1,867 million mainly explained by:

• Foreign currency exchange differences and Other gain / (losses) which increased CLP1,971 million mainly explained by positive Foreign currency exchange differences in the Q1’15 period compared to the Q1’14 period as the currencies devaluated less in the current period.

• Results as per adjustment units increased CLP1,195 million from a loss of CLP1,188 million to a gain of CLP7 million, mainly explained by a lower inflation in Chile within the Q1’15 compared to Q1’14 periods.

Partially offset by

• Net financial expenses which increased CLP1,957 million from a loss of CLP1,281 million to a loss of CLP3,237 million, mainly due to lower amount of Cash and Cash equivalent, partially compensated by lower financial debt.

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INCOME TAXES

Q1’15	Increased CLP8,776 million, due to higher results in all our Operating segments and the increase of the First Category Income tax rate in Chile from 20.0% to 22.5%.

NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF PARENT COMPANY

Q1’15	Increased 6.7% to CLP43,289 million mostly explained by a higher result against the same quarter of last year, partially offset by higher Income taxes and a higher non-controlling interest.

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FIRST QUARTER OPERATING SEGMENT HIGHLIGHTS (Exhibit 2)

1. CHILE

Net sales increased 11.0% to CLP246,150 million as a result of 6.8% higher average prices coupled with 4.0% higher sales Volumes.

EBIT increased 24.5% to CLP50,746 million mainly explained by 11.0% higher Net sales, partially offset by 7.6% higher Cost of sales and 8.2% higher MSD&A expenses. Cost of sales, as a percentage of Net sales, decreased from 44.5% to 43.2%. MSD&A, as a percentage of Net sales, decreased from 37.2% to 36.3%. All in, the EBIT margin increased from 18.4% to 20.6%.

EBITDA increased 21.4% to CLP61,055 million and the EBITDA margin increased from 22.7% to 24.8%.

Comments: The Chile Operating segment 6.8% higher average prices are explained by price increases performed during Q1’15 in key categories and the positive carry-over of last year´s price increases. Regarding volumes, 4.0% growth was positively influenced by the effective marketing strategy executed during 2014, coupled with market share gains. Profitability increase was driven by the successful execution of a series of efficiencies aligned to the ”ExCCelencia CCU” program, coupled with better raw materials prices during the quarter. All in, we were able to increase 212 bps the EBITDA margin despite lower private consumption in Chile, with an IMACEC4 for March of 1.6%, a 13% average peso devaluation during the quarter and the increase in excise taxes.

Following with our strategy to build strong portfolios through high quality products, innovation and brands, we must highlight the launch of Coors and Coors Light in the early days of January, bringing two authentic American beers to the Chilean market. Other campaigns include promotions for key brands, such as Cristal as the official sponsor of the Chile national soccer team during Copa America 2015; a new campaign for Royal Guard; and strong advertising for Sol during summer, among others.

In the Non-alcoholic categories, Gatorade sponsored a series of events, including the Santiago Marathon and the Pucón Iron Man. We regret the natural disaster occurred in the northern regions of Chile, where several towns were affected by large floods and mudflows. Engaged with the community, we donated significant amounts of water and soft drinks to the affected regions.

Further innovation was found in the pisco categories where we can highlight the renewed image of Pisco La Serena.

4 IMACEC = Indice Mensual de Actividad Económica (Monthly Industrial Index on Economic Activity) is calculated by Chile’s Central Bank.
Estimate based on market consensus.

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2. RÍO DE LA PLATA

Net sales measured in Chilean pesos, increased 25.4% as a result of 21.2% increase in average prices and 3.4% higher sales Volume.

EBIT measured in Chilean pesos, increased to CLP9,960 million as a result of 25.4% higher Net sales, partially offset by 16.1% higher Cost of sales and 30.2% higher MSD&A expenses. Cost of sales, as a percentage of Net sales, decreased from 42.2% to 39.1%. MSD&A, as a percentage of Net sales, increased from 49.7% to 51.6%. The EBIT margin increased from 8.5% to 10.4%.

EBITDA measured in Chilean pesos, increased 47.8% to CLP13,326 million and the EBITDA margin increased from 11.8% to 13.9%.

Comments: The Río de la Plata Operating segment showed positive EBITDA growth throughout all the geographies in which we operate. Volumes increased in every country, coupled with consolidated market share gains. Additionally, efficiencies and operational improvements were achieved. Although green shoots were found, we still faced a tough macroeconomic scenario in Argentina (similar for Uruguay) with 14% Argentine peso devaluation against the US dollar and higher inflation which affected our Cost of sales and pressured our MSD&A expenses. All in, the Rio de la Plata reached a 210 bps EBITDA margin expansion.

The Rio de la Plata Operating segment, showed a series of innovations and new launches. In Argentina, we need to highlight the development and launch of the new 650cc format for Sol beer. Further launches include brand extensions such as Santa Fe Frost; a lighter, more refreshing offering. Marketing activity was also active during summer, with the sponsoring of several events including major music festivals. Additionally, we must introduce Schneider as one of the sponsors of the Argentine football league.

Uruguay and Paraguay operations keep integrating and developing positively: investment in productive assets in the Uruguay operation was combined with new packaging for Nativa mineral water and Nix softdrinks; while in the Paraguay operation we must highlight the introduction of Yogu-yogu and active marketing campaigns. Both operations are being integrated into the CCU information technology platforms.

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3. WINE

Net sales increased 12.2% to CLP40,816 million due to 6.2% higher average price, coupled with 5.6% higher sales Volumes5.

EBIT increased 14.0% to CLP6,075 million mainly explained by 12.2% higher Net sales, partially offset by 12.0% Cost of sales increase and 9.6% higher MSD&A expenses. Cost of sales, as a percentage of Net sales, decreased from 56.5% to 56.4%. MSD&A, as a percentage of Net sales, decreased from 29.8% to 29.1%. The EBIT margin increased from 14.7% to 14.9%.

EBITDA increased 13.3% to CLP7,957 million and the EBITDA margin increased 19 bps to 19.5%.

Comments: First quarter Wine Operating segment Net sales increased 12.2% to CLP 40,816 million mainly explained by 3.4% higher Export sales in USD terms due to a good execution on key strategic markets such as Asia and Latin America; and a 5.1% increase in Domestic sales, mainly due to better mix and price increase in this quarter. The increase of 12.0% in Cost of sales is mainly due to higher cost of wine during Q1’15, compensated by cost reduction initiatives.

In terms of efficiencies, we keep our efforts and strong commitment to build a long term sustainable operation through a series of initiatives. The efficiencies plans are being executed in a disciplined way, with strong cost savings in the Argentine and Chile operations.

This year, our Viña San Pedro winery celebrates its 150th anniversary. Facing this important date, we released a new corporate image, which highlights the founding date and brings together the domestic and export presentations: during this important year, we expect to give consumers 150 reasons to celebrate.

We began the year with important enologic recognitions, being the most relevant ones the achievement of “1865” as Top 100 value by Wine Spectator; 91 points of Gran Reserva Tarapacá by Decanter; and the recognition of Viña Leyda, for a third year, among the top 50 “World’s Most Admired Wine Brands”; keeping our top market position in domestic value share terms.

5 Excludes bulk wine

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FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a diversified beverage company operating principally in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco distributor. It also participates in the HOD, rum and confectionery industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing and / or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard, Compañía Pisquera Bauzá S.A. and Coors Brewing Company. For further information, visit www.ccu.cl.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.

GLOSSARY

Operating segments
The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

  Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market.
  Río de la Plata: This segment commercializes Beer, Cider, Non Alcoholic Beverages and Spirits in the Argentinean, Uruguayan and Paraguayan market.
  Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries.
  Other/Eliminations: It considers the non-allocated corporate overhead expenses and the result of the logistics subsidiary.

Cost of sales
Formerly referred to as Cost of Goods Sold (COGS), Cost of sales includes direct costs and manufacturing expenses.

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Earnings Per Share (EPS)
Net profit divided by the weighted average number of shares during the year.

EBIT
Stands for Earnings Before Interest and Taxes, and for management purposes it is defined, as earnings before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Operating Result used in the 20-F Form.

EBITDA
EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Marketing, Selling, Distribution and Administrative expenses (MSD&A)
MSD&A include marketing, selling, distribution and administrative expenses.

Net Debt
Total financial debt minus cash & cash equivalents.

Net Debt / EBITDA
The ratio is based on a twelve month rolling calculation for EBITDA.

Net income
Net profit attributable to parent company shareholder as per IFRS.

UF
The UF is a monetary unit indexed to the CPI variation in Chile.

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Exhibit 1: Income Statement (First Quarter 2015)
First Quarter	2015	2014	2015	2014	Total
	(CLP million)		(USD million)(1)		Change %
Net sales	382,834	334,811	613.1	536.2	14.3
Cost of sales	(165,564)	(149,027)	(265.1)	(238.7)	11.1
% of net sales	43.2	44.5	43.2	44.5	-
Gross profit	217,270	185,784	348.0	297.5	16.9
MSD&A	(150,467)	(131,759)	(241.0)	(211.0)	14.2
% of net sales	39.3	39.4	39.3	39.4	-
Other operating income/(expenses)	1,361	1,992	2.2	3.2	(31.7)
EBIT	68,164	56,017	109.2	89.7	21.7
EBIT margin	17.8	16.7	17.8	16.7	-
Net financial expenses	(3,237)	(1,281)	(5.2)	(2.1)	152.8
Equity and income of JVs and associated	(641)	(73)	(1.0)	(0.1)	N/A
Foreign currency exchange differences	1,379	(1,251)	2.2	(2.0)	(210.2)
Results as per adjustment units	7	(1,188)	0.0	(1.9)	(100.6)
Other gains/(losses)	625	1,284	1.0	2.1	(51.3)
Total Non-operating result	(1,867)	(2,509)	(3.0)	(4.0)	(25.6)
Income/(loss) before taxes	66,297	53,508	106.2	85.7	23.9
Income taxes	(18,062)	(9,286)	(28.9)	(14.9)	94.5
Net income for the period	48,234	44,222	77.2	70.8	9.1

Net income attributable to:
The equity holders of the parent	43,289	40,568	69.3	65.0	6.7
Non-controlling interest	4,946	3,654	7.9	5.9	35.4

EBITDA	86,645	72,330	138.8	115.8	19.8
EBITDA margin	22.6	21.6	22.6	21.6	-

OTHER INFORMATION
Number of shares	369,502,872	369,502,872	369,502,872	369,502,872
Shares per ADR	2	2	2	2

Earnings per share	117.2	109.8	0.19	0.18	6.7
Earnings per ADR	234.3	219.6	0.38	0.35	6.7

Depreciation	18,481	16,313	29.6	26.1	13.3
Capital Expenditures	33,630	28,020	53.9	44.9	20.0
(1) Average Exchange rate for the period: US$1.00 = CLP 624.42

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Exhibit 2: Segment Information (First Quarter 2015)
	1. Chile Operating segment (1)			2. Río de la Plata Operating segment			3. Wine Operating segment
First Quarter
(In ThHL or CLP million unless stated otherwise)	2015	2014	Total %	2015	2014	Total %	2015	2014	Total %
Volumes	4,736	4,555	4.0	1,546	1,495	3.4	296	280	5.6
Net sales	246,150	221,766	11.0	96,048	76,584	25.4	40,816	36,371	12.2
Net sales (CLP/HL)	51,971	48,684	6.8	62,127	51,241	21.2	137,997	129,904	6.2
Cost of sales	(106,270)	(98,736)	7.6	(37,555)	(32,350)	16.1	(23,011)	(20,538)	12.0
% of net sales	43.2	44.5		39.1	42.2		56.4	56.5
Gross profit	139,880	123,030	13.7	58,493	44,233	32.2	17,804	15,834	12.4
% of net sales	56.8	55.5		60.9	57.8		43.6	43.5
MSD&A	(89,310)	(82,509)	8.2	(49,533)	(38,056)	30.2	(11,868)	(10,825)	9.6
% of net sales	36.3	37.2		51.6	49.7		29.1	29.8
Other operating income/(expenses)	175	247	(29.1)	1,000	348	187.6	139	320	(56.4)
EBIT	50,746	40,768	24.5	9,960	6,526	52.6	6,075	5,328	14.0
EBIT Margin	20.6	18.4		10.4	8.5		14.9	14.7
EBITDA	61,055	50,299	21.4	13,326	9,016	47.8	7,957	7,021	13.3
EBITDA Margin	24.8	22.7		13.9	11.8		19.5	19.3

	4. Other/eliminations (1)			Total
First Quarter
(In ThHL or CLP million unless stated otherwise)	2015	2014	Total %	2015	2014	Total %
Volumes				6,578	6,330	3.9
Net sales	(180)	91	N/A	382,834	334,811	14.3
Net sales (CLP/HL)				58,198	52,894	10.0
Cost of sales	1,272	2,597	(51.0)	(165,564)	(149,027)	11.1
% of net sales				43.2	44.5
Gross profit	1,093	2,688	(59.3)	217,270	185,784	16.9
% of net sales				56.8	55.5
MSD&A	244	(370)	(166.0)	(150,467)	(131,759)	14.2
% of net sales				39.3	39.4
Other operating income/(expenses)	46	1,077	N/A	1,361	1,992	(31.7)
EBIT	1,382	3,395	(59.3)	68,164	56,017	21.7
EBIT Margin	-	-		17.8	16.7
EBITDA	4,307	5,994	(28.1)	86,645	72,330	19.8
EBITDA Margin	-	-		22.6	21.6

(1) Considers adjustments to eliminations from the Chile Operating segment which were included in the Other / Eliminations Operating segment

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Exhibit 3: Balance Sheet
	March 31	December 31	March 31	December 31	Total Change%
	2015	2014	2015	2014
	(CLP million)		(US$ million)(1)
ASSETS
Cash and cash equivalents	227,707	214,775	363	343	6.0
Other current assets	435,927	470,615	696	751	(7.4)
Total current assets	663,634	685,390	1,059	1,094	(3.2)

PP&E (net)	868,215	851,256	1,386	1,359	2.0
Other non current assets	238,260	232,255	380	371	2.6
Total non current assets	1,106,474	1,083,511	1,766	1,729	2.1
Total assets	1,770,108	1,768,901	2,825	2,823	0.1

LIABILITIES
Short term financial debt	50,937	65,318	81	104	(22.0)
Other liabilities	302,763	313,013	483	500	(3.3)
Total current liabilities	353,700	378,331	564	604	(6.5)

Long term financial debt	133,688	134,535	213	215	(0.6)
Other liabilities	109,684	107,535	175	172	2.0
Total non current liabilities	243,372	242,070	388	386	0.5
Total Liabilities	597,072	620,401	953	990	(3.8)

EQUITY
Paid-in capital	562,693	562,693	898	898	-
Other reserves	(74,656)	(75,051)	(119)	(120)	0.5
Retained earnings	559,590	537,945	893	859	4.0
Net equity attributable to parent company shareholders	1,047,627	1,025,588	1,672	1,637	2.1
Minority interest	125,410	122,912	200	196	2.0
Total equity	1,173,036	1,148,500	1,872	1,833	2.1
Total equity and liabilities	1,770,108	1,768,901	2,825	2,823	0.1

OTHER FINANCIAL INFORMATION

Total financial debt	184,624	199,853	295	319	(7.6)

Net Financial debt	(43,082)	(14,922)	(69)	(24)	188.7

Liquidity ratio	1.88	1.81
Financial Debt / Capitalization	0.14	0.15
Net Financial debt / EBITDA	(0.16)	(0.06)
(1) Exchange rate as of March 31, 2015: US$1.00 = CLP 626.58

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile	Page 13 of 13
Bolsa de Comercio de Santiago: CCU
NYSE: CCU

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: May 6, 2015